UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-31221

Total number of pages: 66

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: October 28, 2016	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the six months ended September 30, 2016
2.	Results presentation for the first six months of the fiscal year ending March 31, 2017

Earnings Release	October 28, 2016
For the Six Months Ended September 30, 2016	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL https://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kazuhiro Yoshizawa, Representative Director, President and Chief Executive Officer
Contact:	Koji Otsuki, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	November 4, 2016
Scheduled date for dividend payment:	November 22, 2016
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Six Months Ended September 30, 2016 (April 1, 2016 - September 30, 2016)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.
Six months ended September 30, 2016	2,288,344	3.3%	585,597	26.6%	581,164	28.4%	405,407	27.8%
Six months ended September 30, 2015	2,214,987	1.9%	462,574	15.8%	452,562	12.0%	317,135	22.2%

(Percentages above represent changes compared to the corresponding period of the previous year)

(Note)	Comprehensive income attributable to	For the six months ended September 30, 2016:	369,362 million yen	19.6%
	NTT DOCOMO, INC.:	For the six months ended September 30, 2015:	308,774 million yen	20.1%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Six months ended September 30, 2016	108.32 (yen)	—
Six months ended September 30, 2015	81.70 (yen)	—

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
September 30, 2016	7,208,360	5,460,885	5,427,836	75.3%	1,459.00 (yen)
March 31, 2016	7,214,114	5,343,105	5,302,248	73.5%	1,409.94 (yen)

2. Dividends

	Cash Dividends per Share (yen)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2016	—	35.00	—	35.00	70.00
Year ending March 31, 2017	—	40.00
Year ending March 31, 2017 (Forecasts)			—	40.00	80.00

(Note)	Revisions to the forecasts of dividends: None

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2017 (April 1, 2016 - March 31, 2017)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2017	4,610,000	1.8%	940,000	20.0%	936,000	20.3%	655,000	19.4%	176.68 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note)	Revisions to the forecasts of consolidated financial results: Yes

* Notes:

(1)	Changes in significant subsidiaries:		None
(Changes in significant subsidiaries for the six months ended September 30, 2016 which resulted in changes in scope of consolidation)

(2)	Application of simplified or exceptional accounting:		None

(3)	Changes in accounting policies
i.	Changes due to revision of accounting standards and other regulations:		None
ii.	Others:		Yes
(Refer to “2. (3) Change in Accounting Policies” on page 12.)

(4)	Number of issued shares (common stock)
i.	Number of issued shares (inclusive of treasury stock):	As of September 30, 2016:	3,958,543,000 shares
		As of March 31, 2016:	3,958,543,000 shares

ii.	Number of treasury stock:	As of September 30, 2016:	238,287,350 shares
		As of March 31, 2016:	197,926,250 shares

iii.	Number of weighted average common shares outstanding:	For the six months ended September 30, 2016:	3,742,803,807 shares
		For the six months ended September 30, 2015:	3,881,483,821 shares

* Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act of Japan had not been finalized.

* Explanation for forecasts of operations and other notes:

1. Forecast of results

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2017, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2017” on page 11 and “5. Special Note Regarding Forward-Looking Statements” on page 20, contained in the attachment.

2. Resolution of share repurchase up to prescribed maximum limit

The forecasts of “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” for the fiscal year ending March 31, 2017 are based on the assumption that DOCOMO will repurchase up to 220,000,000 shares for an amount in total not to exceed ¥500,000 million, as resolved at the board of directors’ meeting held on January 29, 2016.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Six Months Ended September 30, 2016

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

The environment surrounding our business has changed significantly. In Japan’s telecommunications market, competition has intensified due to the government’s pro-competition policy, market entry by Mobile Virtual Network Operators (MVNOs) and other factors. In addition, technical advancements in areas including cloud services, IoT*, big data and artificial intelligence (AI), and new policy developments such as the full liberalization of the electricity retail market, have brought about active competition and collaboration with new players from other industries, accelerating competition in new markets that transcend the conventional boundaries of the telecommunications business.

Amid these changes in the market environment, positioning the current fiscal year ending March 31, 2017 (FY2016) as the year in which we intend to make “a vibrant leap toward further growth” beyond income recovery, we aim to achieve the various medium-term target indicators we announced for the fiscal year ending March 31, 2018 (FY2017) one year ahead of the schedule. In connection with our management of our business, we are promoting the two pillars of “reinforcement of our telecommunications business” and “expansion of our smart life business and other businesses” centered on our “+d” value co-creation strategy, through which we pursue the creation of new values by evolving our collaborative activities with a wide range of external partners.

In the three months ended September 30, 2016, we further enriched our “Kake-hodai & Pake-aeru” billing scheme in order to allow users to enjoy the use of a larger volume of data. As part of our “+d” initiatives, we worked with our partners to create new value by engaging in activities such as expanding the number of stores where “dPOINTs” can be given and used in order to promote the utilization of “dPOINTs” and launching an over-the-counter insurance consultation service dubbed “DOCOMO Insurance Consultation” at docomo Shops, as well as promoting initiatives using AI, drone and other technologies.

For the six months ended September 30, 2016, despite a decrease in equipment sales revenues and a negative impact on mobile communications services revenues caused by the further expansion of our “Kake-hodai & Pake-aeru” billing scheme, operating revenues increased by ¥73.4 billion from the same period of the previous fiscal year to ¥2,288.3 billion, mainly due to the recovery of telecommunications services revenues as a result of the growth of the packet consumption of our “Kake-hodai & Pake-aeru” billing plan subscribers, the expansion of smartphone use and the demand for tablets and other products purchased as a second mobile device for individual use, and the growth in the number of “docomo Hikari” users, as well as the growth of our smart life business and other businesses such as “dmarket” and other content services.

Operating expenses decreased by ¥49.7 billion from the same period of the previous fiscal year to ¥1,702.7 billion, owing primarily to a decline of depreciation expenses as a result of our change in depreciation method used, a decrease in cost of equipment sold and initiatives to pursue further cost efficiency, despite an increase in expenses associated with the expansion of “docomo Hikari” revenues and the growth of revenues from our smart life business and other businesses.

As a result, operating income increased by ¥123.0 billion from the same period of the previous fiscal year to ¥585.6 billion for the six months ended September 30, 2016.

Income before income taxes and equity in net income (losses) of affiliates was ¥581.2 billion, and net income attributable to NTT DOCOMO, INC. increased by ¥88.3 billion from the same period of the previous fiscal year to ¥405.4 billion for the six months ended September 30, 2016.

*	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.

DOCOMO Earnings Release	Six Months Ended September 30, 2016

Consolidated results of operations for the six months ended September 30, 2015 and 2016 were as follows:

<Results of operations>

	Billions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)
Operating revenues	¥2,215.0	¥2,288.3	¥73.4	3.3%
Operating expenses	1,752.4	1,702.7	(49.7)	(2.8)

Operating income	462.6	585.6	123.0	26.6
Other income (expense)	(10.0)	(4.4)	5.6	55.7

Income before income taxes and equity in net income (losses) of affiliates	452.6	581.2	128.6	28.4
Income taxes	136.0	178.7	42.7	31.4

Income before equity in net income (losses) of affiliates	316.6	402.5	85.9	27.1
Equity in net income (losses) of affiliates	1.6	3.3	1.8	111.1

Net income	318.2	405.8	87.6	27.5
Less: Net (income) loss attributable to noncontrolling interests	(1.0)	(0.4)	0.6	60.9

Net income attributable to NTT DOCOMO, INC.	¥317.1	¥405.4	¥88.3	27.8

EBITDA margin*	34.8%	35.9%	1.1 point	—

ROE*	5.8%	7.6%	1.8 point	—

*

EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROE, see “4. Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 19.

<Operating revenues>

	Billions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)
Telecommunications services	¥1,382.3	¥1,474.5	¥92.2	6.7%
Mobile communications services revenues	1,366.5	1,417.0	50.5	3.7
Voice revenues	413.6	435.4	21.8	5.3
Packet communications revenues	952.9	81.6	28.6	3.0
Optical-fiber broadband service and other telecommunications services revenues	15.8	57.5	41.7	264.6
Equipment sales	416.8	380.1	(36.7)	(8.8)
Other operating revenues	415.8	433.7	17.9	4.3

Total operating revenues	¥2,215.0	¥2,288.3	¥73.4	3.3%

Note:	Voice revenues include data communications revenues through circuit switching systems.

<Operating expenses>

	Billions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)
Personnel expenses	¥144.3	¥145.1	¥0.8	0.6%
Non-personnel expenses	1,135.3	1,132.1	(3.3)	(0.3)
Depreciation and amortization	297.1	220.5	(76.6)	(25.8)
Loss on disposal of property, plant and equipment and intangible assets	22.5	24.8	2.2	9.9
Communication network charges	132.9	158.7	25.8	19.4
Taxes and public dues	20.2	21.5	1.3	6.3

Total operating expenses	¥1,752.4	¥1,702.7	¥(49.7)	(2.8)%

DOCOMO Earnings Release	Six Months Ended September 30, 2016

ii. Segment Results

Telecommunications Business—

<Results of operations>

	Billions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)
Operating revenues from telecommunications business	¥1,807.0	¥1,856.6	¥49.6	2.7%
Operating income (loss) from telecommunications business	420.2	524.7	104.6	24.9

Despite a decrease in equipment sales revenues and the negative impact on mobile communications services revenues caused by the further expansion of our “Kake-hodai & Pake-aeru” billing scheme, operating revenues from telecommunications business for the six months ended September 30, 2016 increased by ¥49.6 billion, or 2.7%, from ¥1,807.0 billion for the same period of the previous fiscal year to ¥1,856.6 billion, as a result of the growth of the packet consumption of our “Kake-hodai & Pake-aeru” billing plan subscribers, the expansion of smartphone use and the demand for tablets and other products purchased as a second mobile device for individual use, and the growth in the number of “docomo Hikari” users, of which there were 2.53 million as of September 30, 2016.

Operating expenses from telecommunications business decreased by ¥55.0 billion, or 4.0%, from ¥1,386.8 billion for the same period of the previous fiscal year to ¥1,331.9 billion due primarily to a decrease in depreciation expenses as a result of our change in depreciation method used, a decrease in cost of equipment sold and initiatives to pursue further cost efficiency, despite the increase in expenses associated with “docomo Hikari” revenues.

Consequently, operating income from telecommunications business was ¥524.7 billion, an increase of ¥104.6 billion, or 24.9%, from ¥420.2 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

In August 2016, as an initiative aimed at facilitating users’ migration to smartphones, we launched the “smartphone debut discount” program, which provides first-time smartphone users with discounts on basic monthly charges for up to 24 months. The total number of subscriptions using smartphones and tablets amounted to 34.09 million as of September 30, 2016.

•

In September 2016, we added to our “Kake-hodai & Pake-aeru” billing scheme a new option, called “Ultra Pack,” to allow both families and individual users to enjoy video and other large-capacity content without having to worry about their data volume. The number of “Kake-hodai & Pake-aeru” subscriptions as of September 30, 2016 totaled 33.42 million, recording an increase of 9.64 million from September 30, 2015.

•	The total number of “docomo Hikari” subscriptions grew to 2.53 million as of September 30, 2016 as a result of stepped up promotions including the “new installation fee waiver campaign,” etc.

•

To promote the construction of a more convenient mobile telecommunications network, we expanded the area coverage of our “PREMIUM 4G” service to 1,240 cities across Japan and 38,100 base stations as of September 30, 2016. Toward the goal of further expanding the area coverage of our LTE service, we increased the total number of LTE-enabled base stations to 149,600 stations nationwide.

DOCOMO Earnings Release	Six Months Ended September 30, 2016

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	September 30, 2015	September 30, 2016	Increase (Decrease)
Mobile telecommunications services	68,494	72,943	4,449	6.5%
Including: “Kake-hodai & Pake-aeru” billing plan	23,777	33,416	9,639	40.5
Mobile telecommunications services (LTE(Xi))	34,504	41,281	6,777	19.6
Mobile telecommunications services (FOMA)	33,989	31,662	(2,328)	(6.8)

Note:

Number of subscriptions to Mobile telecommunications services, Mobile telecommunications services (LTE(Xi)) and Mobile telecommunications services (FOMA) includes Communication Module services subscriptions.

<Number of handsets sold>

	Thousand units
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)
Number of handsets sold	12,041	13,450	1,408	11.7%
Mobile telecommunications services (LTE(Xi))
New LTE(Xi) subscription	3,973	4,829	857	21.6
Change of subscription from FOMA	1,832	1,221	(611)	(33.3)
LTE(Xi) handset upgrade by LTE(Xi) subscribers	3,528	4,450	922	26.1
Mobile telecommunications services (FOMA)
New FOMA subscription	1,181	1,696	515	43.6
Change of subscription from LTE(Xi)	54	39	(15)	(28.3)
FOMA handset upgrade by FOMA subscribers	1,474	1,215	(259)	(17.6)

Churn rate*	0.58%	0.58%	—	—

*	“Churn rate” is calculated excluding the subscriptions and cancellations of subscriptions of Mobile Virtual Network Operators (MVNOs).

<Trend of ARPU and MOU>

	Yen
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)
Aggregate ARPU	¥4,100	¥4,380	¥280	6.8%
Voice ARPU	1,180	1,240	60	5.1
Data ARPU	2,920	3,140	220	7.5
Packet ARPU	2,890	2,980	90	3.1
“docomo Hikari” ARPU	30	160	130	433.3

MOU (minutes)	131	136	5	3.8%

Notes:
1.	Definition of ARPU and MOU

a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users to our wireless services in the relevant periods, as shown below under “ARPU Calculation Method.” We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b. MOU (Minutes of Use): Average monthly communication time per user.
2.	ARPU Calculation Methods
Aggregate ARPU= Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

- Voice ARPU	:	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / Number of active users
- Packet ARPU	:	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / Number of active users
- “docomo Hikari” ARPU	:	“docomo Hikari” ARPU Related Revenues (basic monthly charges, voice communication charges) /Number of active users

3.

Active Users Calculation Method

Sum of number of active users for each month ((number of users at the end of previous month + number of users at the end of current month) /2) during the relevant period

DOCOMO Earnings Release	Six Months Ended September 30, 2016

4.	The number of “users” used to calculate ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:
a.

Subscriptions of communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunication services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

b.	Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name

Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU calculation.

Smart life business—

<Results of operations>

	Billions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)
Operating revenues from smart life business	¥246.3	¥250.4	¥4.1	1.6%
Operating income (loss) from smart life business	33.4	37.0	3.5	10.6

Operating revenues from smart life business for the six months ended September 30, 2016 were ¥250.4 billion, an increase of ¥4.1 billion, or 1.6%, from ¥246.3 billion for the same period of the previous fiscal year, due mainly to an expansion of content services revenues such as “dmarket” and other content services.

Operating expenses from smart life business were ¥213.4 billion, an increase of ¥0.5 billion, or 0.2%, from ¥212.9 billion for the same period of the previous fiscal year, driven primarily by an increase in expenses associated with the growth in content services revenues such as “dmarket” and other content services.

As a consequence, operating income from smart life business was ¥37.0 billion, an increase of ¥3.5 billion, or 10.6%, from ¥33.4 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

In July 2016, we launched a new service, “dliving,” which offers a broad range of livelihood support services, rebranding our conventional home affairs assistance service, “Home Anshin Partner,” by adding new services and features such as child care support service that can be utilized at discounted rates and a feature that enables users to check on their home electricity usage on a daily basis.

•

The combined “dmarket” subscriptions* as of September 30, 2016 reached 15.34 million, an increase of 1.39 million from September 30, 2015. Among the various “dmarket” services, “dmagazine” has been recording brisk sales with its total subscriptions growing to 3.31 million, an increase of 0.80 million from September 30, 2015.

•

In July 2016, in order to allow enterprises to provide their own translation services, we started offering “Hanashite Hon’yaku for Biz Premium,” a translation platform that provides users with one-stop access to “voice recognition,” “machine translation” and “voice synthesis” features.

*	The total number of users using “dTV,” “danime store,” “dhits,” “dkids,” “dmagazine,” “dgourmet,” “dhealthcare pack” and “dliving” services under a monthly subscription arrangement.

DOCOMO Earnings Release	Six Months Ended September 30, 2016

Other businesses—

<Results of operations>

	Billions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)
Operating revenues from other businesses	¥173.5	¥193.4	¥19.9	11.5%
Operating income (loss) from other businesses	9.0	23.9	14.9	166.5

Operating revenues from other businesses for the six months ended September 30, 2016 amounted to ¥193.4 billion, an increase of ¥19.9 billion, or 11.5%, from ¥173.5 billion for the same period of the previous fiscal year, driven mainly by an increase in the number of subscriptions for our “Mobile Device Protection Service” and the growth of revenues relating to IoT businesses.

Operating expenses from other businesses were ¥169.5 billion, an increase of ¥5.0 billion, or 3.0%, from ¥164.6 billion for the same period of the previous fiscal year, as a result of rises in expenses associated with the expansion of revenues from our “Mobile Device Protection Service” and other services.

Consequently, operating income from other businesses was ¥23.9 billion, an increase of ¥14.9 billion, or 166.5%, from ¥9.0 billion for the same period of the previous fiscal year.

<<Key Topics>>

•

In August 2016, we started offering “optional features (English version)” on our “natural-language dialogue platform” that provides conversational features to the user interfaces of robots and smartphones for enterprises using artificial intelligence. With the addition of this capability, the platform can interpret content input in English and respond in English without having to be translated into Japanese.

•

In September 2016, as a new initiative aimed at promoting the use of ICT in agriculture in Niigata City, we entered into a collaboration agreement on a drone verification project with Niigata City, vegetalia,inc., Autonomous Control Systems Laboratory Ltd. and Aerosense Inc., with the goal of developing the methodologies for rice paddy monitoring and cultivation management, as well as pine tree withering prevention and maintenance management of forest reserves planted along the coast.

DOCOMO Earnings Release	Six Months Ended September 30, 2016

iii. CSR Activities

We aspire to help build a society in which everyone can share in a prosperous life of safety and security, beyond borders and across generations. We believe it is our corporate social responsibility (“CSR”) to fulfill the two aspects of (i) “Innovative docomo,” to solve various social issues in the fields of IoT, medicine, healthcare, education and agriculture through the “co-creation of social values,” an initiative that we plan to pursue together with various partners to create new services and businesses, and (ii) “Responsible docomo,” to thoroughly ensure fair, transparent and ethical business operations as a foundation for the creation of such values. Accordingly, we will strive to realize a sustainable society while expanding our own businesses.

DOCOMO was selected as a component of Dow Jones Sustainability Asia Pacific Index, which is the part of Dow Jones Stability Indices, one of the world’s leading indices for ESG*1 investment. Also, DOCOMO was selected as a component of FTSE4Good Index.

The principal CSR actions undertaken during the three months ended September 30, 2016 are summarized below:

<Innovative docomo>

•

In August 2016, we entered into a collaboration agreement with Sendai City for the purpose of promoting the development of a sustainably vibrant town through three types of initiatives: “disaster prevention and mitigation,” “regional revitalization” and “feasibility test of near-future technology” which uses a drone and others.

•

In September 2016, in a joint effort with Kobe City, we commenced the “Kobe City-DOCOMO urban monitoring service (verification trial)” using BLE tags*2 for monitoring children in collaboration with 41 companies including railway and taxi operators, as an initiative under the “business collaboration agreement for the use of ICT and Data” that we concluded with Kobe City for the purpose of solving various social issues in the regional communities.

<Responsible docomo >

•

Starting September 2016, as a measure to enhance the safety and peace of mind of customers, we started handling “flood information” provided by the Ministry of Land, Infrastructure, Transport and Tourism on our “Area Mail” emergency alert service to enable users to evacuate without delay in the event of a disaster. We also added a translation feature to the “disaster and evacuation information” issued by municipalities so that such information can be properly delivered to foreigners in a way that is easy to understand.

•

We set up a charity website to support the people and areas affected by the torrential rain and other harms caused by Typhoon No. 10 of 2016, and collected donations using “docomo Kouza” accounts and “dPOINTs.”

•

In September 2016, under the “Village Social Entrepreneur” program that assists entrepreneurs in tackling social challenges, we decided to provide support through our proprietary and other programs to two organizations, “Nobinobito” (an organization engaged in the support activities for children with developmental disorders) and “End-of-Life Care Association of Japan” (a general incorporated association engaged in the development of human resources, organizations and communities that can provide terminal care within daily life).

•

We held a total of approximately 4,200 sessions of “Smartphone and Mobile Phone Safety Class” garnering a cumulative participation of approximately 0.79 million people during the six months ended September 30, 2016. The classes enlighten participants on rules and manners of using smartphones and mobile phones, and inform them as to how to respond to troubles that may arise with their use.

*1:	An investment method that is named after and focuses on the three elements of “Environment,” “Social” and “Governance.”
*2:	Abbreviation for Bluetooth Low Energy. One of the extended specifications of Bluetooth that enables communication with reduced power consumption.

DOCOMO Earnings Release	Six Months Ended September 30, 2016

iv. Trend of Capital Expenditures

<Capital expenditures>

	Billions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)
Total capital expenditures	¥219.5	¥246.1	¥26.6	12.1%
Telecommunications business	210.2	237.6	27.5	13.1
Smart life business	6.1	5.8	(0.3)	(4.7)
Other businesses	3.2	2.6	(0.6)	(17.6)

We pursued more efficient use of capital expenditures and further cost reduction, and expanded the area coverage of our “PREMIUM 4G” service to construct a more convenient mobile telecommunications network. As a result, the total amount of capital expenditures increased by 12.1% from the same period of the previous fiscal year to ¥246.1 billion for the six months ended September 30, 2016.

DOCOMO Earnings Release	Six Months Ended September 30, 2016

(2) Financial Review

i. Financial Position

	Billions of yen
	September 30, 2015	September 30, 2016	Increase (Decrease)		(Reference) March 31, 2016
Total assets	¥7,236.2	¥7,208.4	¥(27.9)	(0.4)%	¥7,214.1
NTT DOCOMO, INC. shareholders’ equity	5,553.0	5,427.8	(125.2)	(2.3)	5,302.2
Liabilities	1,647.2	1,724.9	77.7	4.7	1,854.8
Including: Interest bearing liabilities	223.6	222.5	(1.2)	(0.5)	222.2

Shareholders’ equity ratio (1) (%)	76.7%	75.3%	(1.4)point	—	73.5%
Debt to Equity ratio (2) (multiple)	0.040	0.041	0.001	—	0.042

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
	(2)	Debt to Equity ratio = Interest bearing liabilities / NTT DOCOMO, INC. shareholders’ equity

ii. Cash Flow Conditions

	Billions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016	Increase (Decrease)
Net cash provided by operating activities	¥617.9	¥671.7	¥53.9	8.7%
Net cash used in investing activities	(319.4)	(425.3)	(105.9)	(33.1)
Net cash provided by (used in) financing activities	(139.2)	(238.3)	(99.1)	(71.2)
Free cash flows (1)	298.5	246.4	(52.0)	(17.4)
Free cash flows excluding changes in investments for cash management purposes (2)*	298.4	341.6	43.3	14.5

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
(2)

Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 19.

For the six months ended September 30, 2016, net cash provided by operating activities was ¥671.7 billion, an increase of ¥53.9 billion, or 8.7%, from the same period of the previous fiscal year. This was due mainly to an increase in cash inflows from customers in relation to collections of installment receivables for customers’ handset purchases, which are included in decrease in receivables for sale.

Net cash used in investing activities was ¥425.3 billion, an increase of ¥105.9 billion, or 33.1%, from the same period of the previous fiscal year. This was due mainly to increases in cash outflows for purchases of short-term investments and short-term bailment for consumption to a related party.

Net cash used in financing activities was ¥238.3 billion, an increase of ¥99.1 billion, or 71.2%, from the same period of the previous fiscal year. This was due mainly to an increase in cash outflows for payments to acquire treasury stock.

As a result of the foregoing, the balance of cash and cash equivalents was ¥360.2 billion as of September 30, 2016, an increase of ¥5.8 billion, or 1.6%, from the previous fiscal year end.

DOCOMO Earnings Release	Six Months Ended September 30, 2016

(3) Prospects for the Fiscal Year Ending March 31, 2017

The environment surrounding our business has changed significantly. In Japan’s telecommunications market, competition has intensified due to the government’s pro-competition policy, market entry by Mobile Virtual Network Operators (MVNOs) and other factors. In addition, technical advancements in areas including cloud services, IoT, big data and artificial intelligence (AI), and new policy developments such as the full liberalization of the electricity retail market, have brought about active competition and collaboration with new players from other industries, accelerating competition in new markets that transcend the conventional boundaries of the telecommunications business.

Amid these changes in the market environment, in connection with our management of our business, we are promoting the two pillars of “reinforcement of our telecommunications business” and “expansion of our smart life business and other businesses” centered on our “+d” value co-creation strategy, through which we pursue the creation of new values by evolving our collaborative activities with a wide range of external partners. Because we expect these endeavors to have a positive impact on our business, considering our recent business condition, we have decided to revise our forecasts announced on April 28, 2016.

Operating revenues are estimated to be ¥4,610.0 billion, a decrease of ¥10.0 billion, or 0.2%, compared to the original forecasts, due mainly to a greater-than-expected decrease in equipment sales revenues, despite an increase in telecommunications services revenues resulting from the expansion of our smartphone user base and a growth of demand for tablets and other devices purchased as a second mobile device for individual use, and an increase in optical-fiber broadband service and other telecommunications services revenues due to the projected growth of “docomo Hikari” users.

On the expenses side, although we project an increase in expenses associated with the expansion of “docomo Hikari” revenues, operating expenses are projected to be ¥3,670.0 billion a decrease of ¥40.0 billion, or 1.1%, owing to the greater-than-expected progress in our cost efficiency improvement efforts, as well as a decrease in cost of equipment sold.

In view of the foregoing, we have revised upward our operating income forecasts for the fiscal year ending March 31, 2017 by ¥30.0 billion, or 3.3% from the original forecasts to ¥940.0 billion.

	Billions of yen
	Year ending March 31, 2017 (Original Forecasts)	Year ending March 31, 2017 (Revised Forecasts)	Increase (Decrease)		Year ended March 31, 2016 (Actual Results)
Operating revenues	¥4,620.0	¥4,610.0	¥(10.0)	(0.2)%	¥4,527.1
Operating income	910.0	940.0	30.0	3.3	783.0
Income before income taxes and equity in net income (losses) of affiliates	914.0	936.0	22.0	2.4	778.0
Net income attributable to NTT DOCOMO, INC.	640.0	655.0	15.0	2.3	548.4
Capital expenditures	585.0	585.0	—	—	595.2
Free cash flows excluding changes in investments for cash management purposes*	600.0	640.0	40.0	6.7	598.7
EBITDA*	1,398.0	1,438.0	40.0	2.9	1,454.6
EBITDA margin*	30.3%	31.2%	0.9 point	—	32.1%
ROE*	11.9%	12.1%	0.2 point	—	10.3%

*

EBITDA and EBITDA margin, as we use them in this earning release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of free cash flows excluding changes in investments for cash management purposes, EBITDA, EBITDA margin, and ROE, see “4. Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 19.

DOCOMO Earnings Release	Six Months Ended September 30, 2016

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Change in Accounting Policies

Change in depreciation method

Previously, DOCOMO principally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, DOCOMO adopted the straight-line method of depreciation. Data traffic has recently grown due to increased use of smartphones. As a way of addressing the rising data traffic, DOCOMO provides LTE-Advanced services, using the carrier aggregation technology which enables higher speeds and capacities for the LTE services. With the introduction of the carrier aggregation technology, DOCOMO is able to use its frequencies more efficiently, bringing stability to DOCOMO’s operation of its wireless telecommunications equipment. As a result, DOCOMO believes that the straight-line depreciation method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated. The effect of the change in the depreciation method is recognized prospectively as a change in the accounting estimate pursuant to the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 250, “Accounting Changes and Error Corrections.”

The change in depreciation method caused a decrease in “Depreciation and amortization” by ¥69,430 million and ¥36,049 million for the six months ended September 30, 2016 and for the three months ended September 30, 2016, respectively. “Net income attributable to NTT DOCOMO, INC.” increased by ¥47,490 million and ¥24,657 million for the six months ended September 30, 2016 and for the three months ended September 30, 2016, respectively. “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” increased by ¥12.69 and ¥6.61 for the six months ended September 30, 2016 and for the three months ended September 30, 2016, respectively.

DOCOMO Earnings Release	Six Months Ended September 30, 2016

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2016	September 30, 2016
ASSETS
Current assets:
Cash and cash equivalents	¥354,437	¥360,211
Short-term investments	5,872	100,976
Accounts receivable	237,040	193,243
Receivables held for sale	972,851	960,631
Credit card receivables	276,492	310,262
Other receivables	381,096	390,779
Allowance for doubtful accounts	(17,427)	(20,059)
Inventories	153,876	151,221
Deferred tax assets	107,058	78,132
Prepaid expenses and other current assets	108,898	124,460

Total current assets	2,580,193	2,649,856

Property, plant and equipment:
Wireless telecommunications equipment	5,084,416	5,112,357
Buildings and structures	896,815	901,601
Tools, furniture and fixtures	468,800	467,275
Land	199,054	199,187
Construction in progress	190,261	202,436
Accumulated depreciation and amortization	(4,398,970)	(4,432,870)

Total property, plant and equipment, net	2,440,376	2,449,986

Non-current investments and other assets:
Investments in affiliates	411,395	374,023
Marketable securities and other investments	182,905	174,101
Intangible assets, net	615,013	601,866
Goodwill	243,695	237,442
Other assets	479,103	472,249
Deferred tax assets	261,434	248,837

Total non-current investments and other assets	2,193,545	2,108,518

Total assets	¥7,214,114	¥7,208,360

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥200	¥200
Short-term borrowings	1,764	2,170
Accounts payable, trade	793,084	686,591
Accrued payroll	53,837	57,315
Accrued income taxes	165,332	124,167
Other current liabilities	205,602	218,858

Total current liabilities	1,219,819	1,089,301

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,200	220,100
Accrued liabilities for point programs	75,182	68,672
Liability for employees’ retirement benefits	201,604	206,225
Other long-term liabilities	137,983	140,553

Total long-term liabilities	634,969	635,550

Total liabilities	1,854,788	1,724,851

Redeemable noncontrolling interests	16,221	22,624

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	330,482	327,512
Retained earnings	4,413,030	4,686,815
Accumulated other comprehensive income (loss)	14,888	(21,157)
Treasury stock	(405,832)	(515,014)
Total NTT DOCOMO, INC. shareholders’ equity	5,302,248	5,427,836
Noncontrolling interests	40,857	33,049

Total equity	5,343,105	5,460,885

Total liabilities and equity	¥7,214,114	¥7,208,360

DOCOMO Earnings Release	Six Months Ended September 30, 2016

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Six Months Ended September 30, 2015	Six Months Ended September 30, 2016
Operating revenues:
Telecommunications services	¥1,382,307	¥1,474,493
Equipment sales	416,844	380,108
Other operating revenues	415,836	433,743

Total operating revenues	2,214,987	2,288,344

Operating expenses:
Cost of services (exclusive of items shown separately below)	587,647	632,236
Cost of equipment sold (exclusive of items shown separately below)	386,337	364,123
Depreciation and amortization	297,107	220,538
Selling, general and administrative	481,322	485,850

Total operating expenses	1,752,413	1,702,747

Operating income	462,574	585,597

Other income (expense):
Interest expense	(545)	(357)
Interest income	385	291
Other, net	(9,852)	(4,367)

Total other income (expense)	(10,012)	(4,433)

Income before income taxes and equity in net income (losses) of affiliates	452,562	581,164

Income taxes:
Current	144,300	129,670
Deferred	(8,320)	49,025

Total income taxes	135,980	178,695

Income before equity in net income (losses) of affiliates	316,582	402,469

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	1,582	3,340

Net income	318,164	405,809

Less: Net (income) loss attributable to noncontrolling interests	(1,029)	(402)

Net income attributable to NTT DOCOMO, INC.	¥317,135	¥405,407

Per share data
Weighted average common shares outstanding – Basic and Diluted	3,881,483,821	3,742,803,807

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥81.70	¥108.32

Consolidated Statements of Comprehensive Income
	Millions of yen
	Six Months Ended September 30, 2015	Six Months Ended September 30, 2016
Net income	¥318,164	¥405,809
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(7,037)	(5,316)
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(43)	(58)
Foreign currency translation adjustment, net of applicable taxes	(981)	(31,736)
Pension liability adjustment, net of applicable taxes	(233)	640

Total other comprehensive income (loss)	(8,294)	(36,470)

Comprehensive income	309,870	369,339

Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,096)	23

Comprehensive income attributable to NTT DOCOMO, INC.	¥308,774	¥369,362

DOCOMO Earnings Release	Six Months Ended September 30, 2016

Consolidated Statements of Income

	Millions of yen
	Three Months Ended September 30, 2015	Three Months Ended September 30, 2016
Operating revenues:
Telecommunications services	¥707,053	¥744,784
Equipment sales	215,500	214,355
Other operating revenues	215,570	220,535

Total operating revenues	1,138,123	1,179,674

Operating expenses:
Cost of services (exclusive of items shown separately below)	298,744	327,757
Cost of equipment sold (exclusive of items shown separately below)	210,806	209,146
Depreciation and amortization	151,535	110,823
Selling, general and administrative	249,860	245,642

Total operating expenses	910,945	893,368

Operating income	227,178	286,306

Other income (expense):
Interest expense	(233)	(117)
Interest income	206	136
Other, net	(15,200)	(453)

Total other income (expense)	(15,227)	(434)

Income before income taxes and equity in net income (losses) of affiliates	211,951	285,872

Income taxes:
Current	74,007	60,413
Deferred	(10,649)	28,634

Total income taxes	63,358	89,047

Income before equity in net income (losses) of affiliates	148,593	196,825

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(38)	2,349

Net income	148,555	199,174

Less: Net (income) loss attributable to noncontrolling interests	(204)	(621)

Net income attributable to NTT DOCOMO, INC.	¥148,351	¥198,553

Per share data
Weighted average common shares outstanding – Basic and Diluted	3,881,483,812	3,731,635,498

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥38.22	¥53.21

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended September 30, 2015	Three Months Ended September 30, 2016
Net income	¥148,555	¥199,174
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(8,767)	6,505
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(20)	14
Foreign currency translation adjustment, net of applicable taxes	5,735	(23,631)
Pension liability adjustment, net of applicable taxes	(207)	499

Total other comprehensive income (loss)	(3,259)	(16,613)

Comprehensive income	145,296	182,561

Less: Comprehensive (income) loss attributable to noncontrolling interests	(239)	(401)

Comprehensive income attributable to NTT DOCOMO, INC.	¥145,057	¥182,160

DOCOMO Earnings Release	Six Months Ended September 30, 2016

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Six Months Ended September 30, 2015	Six Months Ended September 30, 2016
Cash flows from operating activities:
Net income	¥318,164	¥405,809
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	297,107	220,538
Deferred taxes	(8,320)	49,025
Loss on sale or disposal of property, plant and equipment	11,685	14,785
Inventory write-downs	2,244	5,916
Impairment loss on marketable securities and other investments	448	2,043
Loss on sale of a subsidiary	13,117	—
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	(1,582)	(3,340)
Dividends from affiliates	9,434	8,354
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	53,872	42,588
(Increase) / decrease in receivables held for sale	(27,892)	12,220
(Increase) / decrease in credit card receivables	(10,515)	(18,317)
(Increase) / decrease in other receivables	(34,714)	(10,365)
Increase / (decrease) in allowance for doubtful accounts	1,852	2,670
(Increase) / decrease in inventories	(26,094)	(3,431)
(Increase) / decrease in prepaid expenses and other current assets	4,797	(19,632)
(Increase) / decrease in non-current receivables held for sale	3,793	23,675
Increase / (decrease) in accounts payable, trade	(85,060)	(40,657)
Increase / (decrease) in accrued income taxes	73,261	(41,105)
Increase / (decrease) in other current liabilities	19,933	11,566
Increase / (decrease) in accrued liabilities for point programs	(7,715)	(6,510)
Increase / (decrease) in liability for employees’ retirement benefits	4,340	4,644
Increase / (decrease) in other long-term liabilities	4,573	7,054
Other, net	1,137	4,190

Net cash provided by operating activities	617,865	671,720

Cash flows from investing activities:
Purchases of property, plant and equipment	(216,622)	(210,559)
Purchases of intangible and other assets	(92,593)	(112,859)
Purchases of non-current investments	(1,734)	(1,306)
Proceeds from sale of non-current investments	1,466	3,216
Purchases of short-term investments	(3,611)	(65,911)
Redemption of short-term investments	3,707	10,706
Short-term bailment for consumption to a related party	—	(40,000)
Other, net	(10,027)	(8,573)

Net cash used in investing activities	(319,414)	(425,286)

Cash flows from financing activities:
Proceeds from short-term borrowings	144,841	12,543
Repayment of short-term borrowings	(143,619)	(12,098)
Principal payments under capital lease obligations	(732)	(609)
Payments to acquire treasury stock	(0)	(109,182)
Dividends paid	(135,836)	(131,558)
Cash distributions to noncontrolling interests	(2,387)	(3,500)
Other, net	(1,499)	6,073

Net cash provided by (used in) financing activities	(139,232)	(238,331)

Effect of exchange rate changes on cash and cash equivalents	(173)	(2,329)

Net increase (decrease) in cash and cash equivalents	159,046	5,774
Cash and cash equivalents as of beginning of period	105,553	354,437

Cash and cash equivalents as of end of period	¥264,599	¥360,211

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥7,774	¥662
Cash paid during the period for:
Interest, net of amount capitalized	431	203
Income taxes	79,029	170,722

DOCOMO Earnings Release	Six Months Ended September 30, 2016

(4) Notes to Consolidated Financial Statements

i. Note to Going Concern Assumption

There is no corresponding item.

ii. Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

iii. Segment Information

DOCOMO’s chief operating decision maker (the “CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO has three operating segments, which consist of telecommunications business, smart life business and other businesses.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily includes “Mobile Device Protection Service,” as well as development, sales and maintenance of IT systems.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

Segment operating revenues:

	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Telecommunications business-
External customers	¥1,806,391	¥1,856,239
Intersegment	617	384

Subtotal	1,807,008	1,856,623
Smart life business-
External customers	240,533	243,488
Intersegment	5,778	6,880

Subtotal	246,311	250,368
Other businesses-
External customers	168,063	188,617
Intersegment	5,453	4,788

Subtotal	173,516	193,405

Segment total	2,226,835	2,300,396
Elimination	(11,848)	(12,052)

Consolidated	¥2,214,987	¥2,288,344

DOCOMO Earnings Release	Six Months Ended September 30, 2016

	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2016
Telecommunications business-
External customers	¥928,017	¥961,580
Intersegment	367	119

Subtotal	928,384	961,699
Smart life business-
External customers	125,018	121,327
Intersegment	2,906	3,792

Subtotal	127,924	125,119
Other businesses-
External customers	85,088	96,767
Intersegment	2,552	1,827

Subtotal	87,640	98,594

Segment total	1,143,948	1,185,412
Elimination	(5,825)	(5,738)

Consolidated	¥1,138,123	¥1,179,674

Segment operating income (loss):
	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Telecommunications business	¥420,169	¥524,737
Smart life business	33,441	36,975
Other businesses	8,964	23,885

Consolidated	¥462,574	¥585,597

	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2016
Telecommunications business	¥207,748	¥254,327
Smart life business	16,565	19,772
Other businesses	2,865	12,207

Consolidated	¥227,178	¥286,306

Segment operating income (loss) is segment operating revenues less segment operating expenses.

As indicated in “2. (3) Change in Accounting Policies,” previously, DOCOMO principally used the declining-balance method for calculating depreciation of property, plant, and equipment. Effective April 1, 2016, DOCOMO adopted the straight-line method of depreciation. As a result, compared with the depreciation method used prior to April 1, 2016, operating income for the Telecommunications business segment, Smart life business segment, and Other businesses segment for the six months ended September 30, 2016 increased by ¥69,329 million, ¥52 million and ¥49 million, respectively. Operating income for the Telecommunications business segment, Smart life business segment, and Other businesses segment for the three months ended September 30, 2016 increased by ¥35,978 million, ¥40 million and ¥31 million, respectively.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated outside Japan are immaterial.

DOCOMO Earnings Release	Six Months Ended September 30, 2016

4. Appendix

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2017 (Revised Forecasts) are provided to the extent available without unreasonable efforts.

i. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2017 (Revised Forecasts)	Year ended March 31, 2016	Six months ended September 30, 2015	Six months ended September 30, 2016
a. EBITDA	¥1,438.0	¥1,454.6	¥771.4	¥820.9

Depreciation and amortization	(449.0)	(625.9)	(297.1)	(220.5)
Loss on sale or disposal of property, plant and equipment	(49.0)	(36.5)	(11.7)	(14.8)
Impairment loss	—	(9.1)	—	—

Operating income	940.0	783.0	462.6	585.6

Other income (expense)	(4.0)	(5.0)	(10.0)	(4.4)
Income taxes	(278.0)	(211.7)	(136.0)	(178.7)
Equity in net income (losses) of affiliates	—	(5.1)	1.6	3.3
Less: Net (income) loss attributable to noncontrolling interests	(3.0)	(12.9)	(1.0)	(0.4)

b. Net income attributable to NTT DOCOMO, INC.	655.0	548.4	317.1	405.4

c. Operating revenues	4,610.0	4,527.1	2,215.0	2,288.3

EBITDA margin (=a/c)	31.2%	32.1%	34.8%	35.9%
Net income margin (=b/c)	14.2%	12.1%	14.3%	17.7%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROE

	Billions of yen
	Year ending March 31, 2017 (Revised Forecasts)	Year ended March 31, 2016	Six months ended September 30, 2015	Six months ended September 30, 2016
a. Net income attributable to NTT DOCOMO, INC.	¥655.0	¥548.4	¥317.1	¥405.4
b. Shareholders’ equity	5,393.3	5,341.2	5,466.5	5,365.0

ROE (=a/b)	12.1%	10.3%	5.8%	7.6%

Notes:

Shareholders’ equity (for annual period) = The average of NTT DOCOMO, INC. shareholders’ equity, each as of March 31, 2016 (or 2015) and 2017 (or 2016).

Shareholders’ equity (for six months) = The average of NTT DOCOMO, INC. shareholders’ equity, each as of March 31, 2016 (or 2015) and September 30, 2016 (or 2015).

iii. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Year ending March 31, 2017 (Revised Forecasts)	Year ended March 31, 2016	Six months ended September 30, 2015	Six months ended September 30, 2016
Net cash provided by operating activities	¥1,225.0	¥1,209.1	¥617.9	¥671.7
Net cash used in investing activities	(585.0)	(375.3)	(319.4)	(425.3)

Free cash flows	640.0	833.9	298.5	246.4

Changes in investments for cash management purposes	—	235.1	0.1	(95.2)

Free cash flows excluding changes in investments for cash management purposes	640.0	598.7	298.4	341.6

Note:

Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Net cash used in investing activities includes changes in investments for cash management purposes for the year ended March 31, 2016 and September 30, 2016 (or 2015)

The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2017 due to the difficulties in forecasting such effect.

DOCOMO Earnings Release	Six Months Ended September 30, 2016

5. Special Note Regarding Forward-Looking Statements

This earning release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

(2)

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3)

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

20

FY2016/1H Results Presentation

docomo

October 28, 2016

Results Highlights

Key Financial Data, Segment Results

Telecommunications Business,

Smart Life Business & Other Businesses

Revised FY2016 Full-Year Guidance

New Initiatives for Child-Raising Families

FY2016/1H Results Snapshot

U.S.

GAAP

YOY increase in both operating revenues/income

Financial data

Operating revenues:    ¥2,288.3billion (Up 3.3% year-on-year)

Operating income:    ¥585.6 billion (Up 26.6% year-on-year)

Operating income by segment

Telecommunications business: ¥524.7 billion (Up 24.9% year-on-year)

Smart life business:    ¥37.0 billion (Up 10.6% year-on-year)

Other businesses:    ¥23.9 billion (Up 166.5% year-on-year)

Consolidated financial statements in this document are unaudited

2

Selected Financial Data

U.S.

GAAP

(Billions of yen)    FY2015/1H

(1)    FY2016/1H

(2)    Changes

(2)—(1)

Operating revenues    2,215.0 2,288.3+73.4

Operating expenses    1,752.4 1,702.7-49.7

Operating income    462.6 585.6+123.0

(Excluding irregular11 factors)     (517.6)(+55.0)

Net income attributable to NTT DOCOMO, INC.    317.1 405.4+88.3

Capital expenditures    219.5 246.1+26.6

Adjusted free cash flow*2    298.4 341.6+43.3

*1: Excludes the impact on operating income caused by the change in depreciation method, etc. and the impact on operating income caused by “Zutto Carryover”, etc.

2: Adjusted free cash flow is calculated excluding the effects of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Results by Segment

U.S.

GAAP

FY2015/1H FY2016/1H Changes

(Billions of yen) (1) (2) (2) – (1)

Telecommunications Operating revenues 1,807.0 1,856.6 +49.6

business Operating income 420.2 524.7 +104.6

Smart life Operating revenues 246.3 250.4 +4.1

business Operating income 33.4 37.0 +3.5

Other Operating revenues 173.5 193.4 +19.9

businesses Operating income 9.0 23.9 +14.9

<Ref.> Smart life Operating revenues 419.8 443.8 +23.9

business and

Other businesses Operating income 42.4 60.9 +18.5

4

Key Factors behind Changes in Operating Income

Decrease in network- related

Decrease in selling    Down 48.5

expenses*1:

(Billions of yen)(Billions of yen)

Increase in / other operating revenues:

517.6 Increase in mobile communications services revenues: Up 50.5      DDwn 26.9

    Increase in other operating expenses: Up 25.7

    Decrease in 585.6 462.6 Increase in optical-fiber broadband service revenues, etc.:

Up 41.7 revenues: Down 36.7 Selling revenues and expenses: Down 9.9 Income impact from the change of depreciation method, etc.: Up 50.0

Income impact from

“Zutto Carryover”, etc.: Up 18.0

1: Sum of cost of equipment sold and commissions to agent resellers

*2: Sum of depreciation/amortization, loss on disposal of property, plant and equipment and intangible assets, and communication network charges 5 FY15/1HFY16/1H

Operational Performance (1)

(Millions subs)

Mobile telecommunications services Total smartphone tablet Churn rateuserssubscriptions

72.94

68.49 30.75

30.75 0.58% 34.09

0.58% FY15/1H FY16/1H FY15/1H FY16/1H FY15/1H FY16/1H 6

Operational Performance (2)

(Millions subs)

“Kake-hodai & Pake-aeru”    “docomo Hikari”

new billing plan subs    optical-fiber broadband subs

33.42

FY15/1HFY16/1H

FY15/1H    FY16/1H

Enrichment of Billing Service



2014
2015
2016
For "docomo feature phone" users
"Kake-hodai Light (feature phone)" plan
"Keitai Pack"
For high-usage customers
"Ultra Pack," "Ultra Share Pack"
For long-term customers
Introduction of two selectable discount programs: "Zutto DOCOMO Discount Course" &"Free Course"
Expansion of "Zutto DOCOMO Discount," Reward points for contract renewal
For low-usage customers
"Share Pack 5," Expanded applicability of "Kake-hodai Light" plan
For low voice call usage customers
"Kake-hodai Light" plan
Enrichment of new billing plan
"Data L Pack," "Packet Carryover," Extended usage period of data top up
Launch of new billing plan
"Kake-hodai & Pake-aeru," "Zutto DOCOMO Wari," "U25 Ouen Wari"
2014 Jun.
Sep.
2015 Sep.
2016 Mar.
Jun.
Sep.
Oct.

8

| NTT

ARPU/MOU

Trend of improvement continues

Voice ARPU Packet ARPU docomo Hikari ARPU FY13/2Q

MOU

(Minutes)    11/ (Yen) FY14/2Q FY15/2Q

134 FY16/2Q

136

For an explanation of ARPU and MOU, please see the slide “Definition and Calculation Methods of ARPU and MOU” in this document.

9

New Products

docomo

NEW 2016-2017 Winter/Spring Models

docomo original smartphone



MONO MO-01J GOOD DESIGN AWARD 2016

Simple, yet high-quality, affordable and convenient

LTE-enabled docomo feature phones



AQUOS SH-01J



P-smart P-01J

VoLTE-enabled waterproof phones

Compact mobile Wi-Fi router


12:34
docomo

Wi-Fi STATION N-01J

Compatibility with ultra-high speed of up to 682Mbps

10

NTT docomo

New Services

NEW

"Mierudenwa"



docomo
96%
12:47
"Mierudenwa"
Switch mode
Support Desk:
03-XXXX-XXXX
All right.
00:00:45
Can I now ask your phone number?
For confirmation purpose, may I have your name?
Understand.
My name is Suzuki.
Thank you for calling.

Automatically converts a caller's spoken words to text

Trial service started October 19, 2016

◆ Service in Japanese only.

11

LTE Network149,600

Total no. of LTE base stations: 115,400Expanded to 1,240 cities across Japan

370Mbps service using 3.5GHz band: Rolled out in 82 cities across Japan PREMIUM 4G-enabled base stations: 7,700

PREMIUM

38,100

FY15/1H

FY16/1H

The transmission speeds described herein are theoretical maximum downlink rates specified in the technical standard and the actual rate may vary depending on the propagation conditions, etc.

Two frequency bands of 3.5GHz and 1.7GHz are used for the provision of 370Mbps service, which is available in 50 cities nationwide.

(The maximum downlink speed provided in areas other than Tokyo, Nagoya and Osaka is 332.5Mbps, for which the two frequency bands of 3.5GHz and 2GHz are used. The 332.5Mbps service has been rolled out in 32 cities nationwide.)

12

Network: Planned Advancements

2014    2015 20162020

Bringing the next stage of evolution to “speed” and “comfort”

PREMIUM

up to lGbps

Further

sophistication

5G

682Mbps

256QAM

4X4 Ml MO

500Mbps

256QAM

370Mbps

3.5GHz band TDD+FDD

300Mbps

225Mbps

PREMIUM 4G

Service

launch

375Mbps

FDD

13

Cost Efficiency Improvement

(Billions of yen)

FY16/1HFY16/1HFY16 (Initial guidance)

IQ actual: -25

2Q actual: -18

-43

\

-80

Focus areas:

[Network]

Capital expenditures, maintenance outsourcing cost, etc.

[Marketing]

Sales tools, etc.

[Other]

R&D, information system, etc.

The numbers above are the amount of cost reduction compared to the FY2015 level. Smart Life Business & Other Businesses: Operating Income

Steadily progressing

14

(Billions of yen)(Billions of yen)

60.9

42.4 i

120.0

FY15/1H

FY16 (Initial guidance)

FY16/1H

Principal services, etc:

Smart life business

Content services Finance/Payment services Group companies

Other businesses

Enterprise solutions

Support services for customers’ peace of mind, etc. 15

Content Services

"dmarket"



(Million subs)
13.95
15.34
FY15/1H
FY16/1H

"dTV" "dhits" "dmagazine"

"danime store" "dgourmet" "dkids"

"dhealthcare pack" "dliving"

"Anshin Pack"



12.15
15.82
FY15/1H
FY16/1H

"Anshin Net Security"

"Anshin Remote Support"*

"Mobile Device Protection Service"*

* "Anshin Remote Support" and "Mobile Device Protection Service" are included in the "Support Services for Customers' Peace of Mind".

16

Finance/Payment Services

(Million subs) “d CARD” “d CARD Gold”

Over 1.7 million subs

16.97

15.92 NEW “d CARD PREPAID”

To start

accepting applications

from late November 2016

NEW

iD/d CARD to work on Apple Pay

Started Oct. 25, 2016

Easy set-up

FY15/1H FY16/1H using “d CARD app”

The total “d CARD” subscriptions represent the combined subscriptions to “d CARD” and “d CARD mini” 17

| NTT

“dPOINT” Loyalty Program

22 alliance partners11,100

Animate

20,900

No. of “dPOINT” merchants

A0KI’

COSMETICS

At service launch (Dec. 2015)

Oct. 2016

18

Promotion of +d

No. of +d partners: Grew to 164

164

TakashimayaPanasonicTakashimayaPanasonic

2Q2Q33

1919~FY15.2Q    3Q 4QFY16.1Q

No. of “+d” partners: The number of partners that have created new value by integrating DOCOMO’s business assets with their own assets docomo

+d Initiatives: Drones

Community development using ICT

仙台市 SENDAI CITY +d

Concluded collaboration agreement
for use of drones for disaster prevention/mitigation
and verification trial on near-future technology

Announced Aug. 29, 2016

Productivity improvement in agriculture/forestry

新潟市 vegetalia Vegetation Science & Technology ACSL AeroSense +d

Concluded collaboration agreement
on a drone verification project
for maintenance/management of rice paddies
and forest reserves planted along the coast

Announced Sep. 21, 2016

Proxy shopping service

MIKAWAYA21 enRoute +d

Verification trial using cellular drones
in long-distance, beyond-visual-range flights
to start in Fukuoka City in November 2016

Announced Oct. 19, 2016

20

+d Initiatives: 2020 .AI.loT

For smooth communication with foreign visitors to Japan

Yokosuka CityYokosuka City+d+dJoint verification trial with Yokosuka City of “word translation” and “interview translation” apps in the city’s shopping arcades

Announced Jul. 6, 2016

Translation platform to enterprise users

“Hanashite Hon’yaku for Biz Premium” Provision and commercialization of DOCOMO’s translation techniques for oversea travel insurance apps targeting foreign travelers to Japan

Announced Jul. 14, 2016

Development of new loT platform technologies

Verification of usability/feasibility in the field of transport services of a platform that aggregates and standardizes various loT data

Announced Oct. 20, 2016

Share Repurchase

Period for share repurchase: Feb. 1—Sep. 30, 2016 ?    Aggregate no. of shares repurchased: Approx. 161.23 million shares*

(Approx. 40.36 million shares)*

Aggregate price of shares repurchased: Approx. ¥416.7 billion

(Approx. ¥109.2 billion)*

Remaining share repurchase authorization: Approx. 83.3 billion

(through Dec. 31, 2016)

The cumulative number of shares repurchased based on a resolution adopted by the Board of Directors on Jan. 29, 2016.

2222The numbers in the parentheses under the aggregate number of shares repurchased and aggregate price of shares repurchased above represent the number and price of shares repurchased on the Tokyo Stock Exchange during the period in FY2016/1H.

| NTT

FY2016 Full-Year Guidance <Revised>

(Billions of yen)    FY2016 Initial guidance

(i)    FY2016

Revised

guidance

(2)    Changes

(2)~(1)

Operating income

(Excl. impact from change of depreciation method, etc.)    910

(860)    940

(880)    +30

(+20)

Net income attributable to NTT DOCOMO, INC.    640 655+15

Capital expenditures    585 5850

Adjusted free cash flow*    600 640+40

Cost efficiency improvement    -80 -100-20

*: Adjusted free cash flow is calculated excluding the effects of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Key Factors Behind

Revision docomo of Operating income

2424[Reference]

(Billions of yen)    Compared to Initial guidance Compared to previous year

Telecommunications business*    +20 +51

Increased customer returns

(Over a 12-month period)

Cost efficiency improvement • Baseline growth    -10 (-70 -110)

+20

+10    -70

(-110)

+100

+21

Smart life business & Other businesses*    0 +46

Impact from change of depreciation method, etc.    +10 +60

Total    +30 +157

* Excluding impact from change of depreciation method, etc.

Toward 2020 and Beyond

More fun, more peace of mind, more benefits and affordability

Bring more fun and Always there for you Provide solutions to abundance to everyday life anytime, anywhere various social issues

Service creation/evolution “Change” Promotion of

Reinforcement of all foundations

Evolution of Network/R&D Sound financial

customer contacts (IoT, AI/5G/Services) structure

FY2016/1H Summary

Recorded increase in both operating revenues/income. FY2016/1H operating income: ¥585.6 billion.

Operating income from telecommunications business: ¥524.7 billion.

ARPU continued to recover due to expanded uptake of “Kake-hodai & Pake-aeru” billing plan, etc.

Operating income from Smart life business and Other businesses: ¥60.9 billion. Content, finance/payment services, etc., achieved steady growth.

Coverage of PREMIUM 4G expanded to 1,240 cities nationwide.

500Mbps and 682Mbps services planned for launch.

Further network advancements planned in view of 5G. No. of “+d” partners grew to 164, promoting initiatives in the areas of IoT, AI, 2020 and “d POINT” loyalty program, etc.

Increased customers returns to over ¥110 billion (over a 12-month period) through enrichment of billing service, e.g., launch of “Ultra Pack” and “docomo Child Raising Support Program,” etc.

Raised cost efficiency improvement target by ¥20 billion to ¥100 billion. Full-year operating income guidance revised upward to ¥940 billion.

Results Highlights

Key Financial Data, Segment Results

Telecommunications Business, Smart Life Business & Other Businesses

Revised FY2016 Full-Year Guidance

New Initiatives for Child-Raising Families

Enrichment of Billing Service



2014
2015
2016
For "docomo feature phone" users
"Kake-hodai Light (feature phone)" plan
"Keitai Pack"
For high-usage customers
"Ultra Pack," "Ultra Share Pack"
For long-term customers
Introduction of two selectable discount programs: "Zutto DOCOMO Discount Course" &"Free Course"
Expansion of "Zutto DOCOMO Discount," Reward points for contract renewal
For low-usage customers
"Share Pack 5," Expanded applicability of "Kake-hodai Light" plan
For low voice call usage customers
"Kake-hodai Light" plan
Enrichment of new billing plan
"Data L Pack," "Packet Carryover," Extended usage period of data top up
Launch of new billing plan
"Kake-hodai & Pake-aeru," "Zutto DOCOMO Wari," "U25 Ouen Wari"
2014 Jun.
Sep.
2015 Sep.
2016 Mar.
Jun.
Sep.
Oct.

28

New Initiatives

| NTT| NTTBilling structure that allows customers to use services at affordable rates for a long period of time by selecting a plan appropriate for the different stages of life

+

Initiatives that provide support to child-raising families

NEW 1    Launch of “docomo Child Raising Support Program”

NEW 2    Addition of “Kids Keitai Plus” rate plan

NEW 3    Launch of “Maternal & Child Health Handbook App”

NEW 1“docomo Child Raising Support Program”

DOCOMO provides support for making family memories

Privilege 1Privilege 13,000 “d POINTS” every year

in child’s birthday month

Privilege 2Privilege 2Free storage of photos/videos

on “docomo cloud” (55GB)

Privilege 3Privilege 3Free photo album

made with stored photos

‘docomo Child Raising Support Program”

Applications accepted at nearby docomo Shops!

| NTT

docomo

“docomo Child Raising Support Program”

Privilege 1Privilege 13,000 “d POINTS” every year in child’s birthday month

UseUsepresentpresentpoints for birthday or for a party!

TakasliimayaTakasliimayad fashion

Combi Shop

delivery

*    The*The*    The*Thegiveaway points expires in 6 months (limitation is applied to the period and purpose of use of points is limited). Points will be awarded every year until the child’s graduation from elementary school image above is conceptual.

NEWNEW1 1

“docomo Child Raising Support Program”

Share the fun of photos of your children with

your family!

Privilege 3

Privilege 2 Create a photo album*2

Safe storage (55GB)

on “docomo Cloud”*1

Use photo album

at home, or give it

Upload photos Can be viewed as a present!

and videos on smartphones,

tablets or PCs

*1: In addition to the standard free -of-charge capacity of 5GB that can be used for photo collection or data storage box, “Cloud Capacity Option Plus 50GB service ”(usually ¥400/month)

will be provided for free up to child’s graduation from elementary school.

*2: Monthly charge for “Photo Collection Plus” (¥280/month) will be waived for up to 13 months after subscription to “docomo Child Raising Support Program.” 32

Program Launch Campaign

period: ThroughJan. 9, 2017period: ThroughJan. 9, 2017Let’s go on a family vacation campaign

Through

Win “dtravel” coupons worth up to ¥100,000

Total ¥10 million worth of “dtravel” coupons to be offered!

1: The campaign above can be applied only by customers who have subscribed to “docomo Child Raising Support Program. 33

NEW 2

Billing Plan for Kids Keitai

For enhanced safety of children

and peace of mind of parents

“Kids Keitai Plus”

¥500/month*1

In emergencies To find a child’s current location*2 To receive an alert informing you of a child’s return home*3

“Tomoru”—a device compatible

with “Linking” technology:

*1: Monthly rate for a two-year contract. Service can be canceled without any cancellation fee after completing the first two-year contract.

Handset charge is not included in the monthly rate. The service can be used by adding a line to the existing “Kake-hodai & Pake-aeru” subscription.

*2: A separate subscription to “Imadoco Search” service (¥200/month) under the parent line is required.

*3: Purchase of a separate device, “Tomoru,” is required to use this service. “Tomoru”™ is a trademark of Braveridge, Co. Ltd. 34

NEWNEW3 3

Maternal & Child Health Handbook App

Provide support for pregnancy, child birth and child-

raising using digital records and information

“Maternal & child health handbook app”

Direct delivery of Delivery of columns,

Digitized health information from Q&A in accordance with

records local government child’s developmental stage

Child-Raising Support Services for Peace of Mind and Convenience

Plan to add more child-raising support services in the future


NEW 1
DOCOMO Child Raising Support Program
ドコモ
子育て応援
プログラム
NEW 2
Enhanced safety and peace of mind for children
NEW 3
母子手帳
Provide support from the stage of pregnancy to child raising with digital records and information
More to be added in future
キッズ
Develop children's ability to think
Donations to "Fund to Support Children's Future" using "dPOINT"s

36

NEW 1

“docomo Child Raising Support Program”

NEW 2NEW 2Planned for launch Nov. 1, 2016

“Kid’s Keitai Plus” rate plan

NEW 3

Launched Oct. 28, 2016Launched Oct. 28, 20163737“Maternal and Child Health Handbook App”

The new of today, the norm of tomorrow

3838 Danger ahead! Smartphone-distracted walking

Appendices

Services, etc., Included in Each Reportable Segment

Telecommunications business

Mobile communications services

Xi services (LTE) *FOMA services (3G) • International services ’Sales of handset/equipment for each service, etc.

Optical fiber broadband service and other telecommunications services *Optical-fiber broadband services * Satellite communications services, etc.

Smart life business

Content services

“dmarket” • “Anshin Net Security” * “Sugotoku Contents” • “Cloud Storage Option” etc. Finance/Payment services

Credit service    • Proxy bill collection • “d Mobile Payment“etc.

Group companies

Oak Lawn Marketing, Inc. ABC Cooking Studio, Co. Ltd. • docomo Healthcare, Inc.    etc.

Other businesses

Enterprise solutions

Enterprise loT solutions    • System development/sales/maintenance services etc.

Support services for customers peace of mind

“Mobile Device Protection Service” * “Anshin Remote Support”    etc.

Definition and Calculation Methods

of ARPU and MOU

i. Definition of ARPU and MOU

a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing telecommunications services revenues (excluding certain revenues) by the number of active users of our wireless services in the relevant periods, as shown below “ARPU Calculation Method.” We believe that our ARPU figures provide useful information to analyze the average usage per user and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b. MOU (Minutes of Use):

Average monthly communication time per user.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU

- Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges)

/ No. of active users

- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges)

/ No. of active users

- “docomo Hikari” ARPU : “docomo Hikari” ARPU Related Revenues (basic monthly charges, voice communication charges)

/ No. of active users

- In addition, the sum of Packet ARPU and “docomo Hikari” ARPU is referred to as Data ARPU.

iii. Active Users Calculation Method

Sum of No. of active users for each month ((No. of users at the end of previous month + No. of users at the end of current month) / 2) during the relevant period

Note:

1. The number of “users” used to calculated ARPU and MOU is the total number of subscriptions, excluding the subscriptions listed below:

a. Subscriptions of communication modules services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network

Operators (MVNOs); and

b. Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or

“FOMA” services in his/her name.

2. Revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network

Operators (MVNOs) are not included in the ARPU calculation.

ARPU and MOU calculation methods were changed beginning with the results presentation for the first three months of the fiscal year ended March 31, 2016. Conventional ARPU calculation method is as below:

ARPU (conventional calculation): (Voice revenues + Packet revenues + Revenues accounted for in Smart ARPU)/ No. of subscriptions after subtracting communication modules and MVNO subscriptions, etc. 41

Special Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward- looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to optimize costs as expected.

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Names of companies, products, etc., contained in this presentation are the trademarks or registered trademarks of their respective organizations.